Via Facsimile and U.S. Mail
Mail Stop 4720

January 13, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
Form 8-K filed on December 31, 2009
File No. 001-8787

Dear Mr. Benmosche:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

1. On December 24, 2009, AIG determined to use stock units reflecting the value of its common stock for 2009 stock salary grants to AIG's most highly compensated employees. As reported in the New York Times on January 3, 2010, however, your former general counsel and vice chairman had previously described the value of AIG's common stock as worthless. Please summarize for us the basis for this conclusion regarding the value of AIG's common stock, including the key assumptions in reaching that conclusion. The New York Times article also reported that the Federal Reserve Bank of New York had concurred with the conclusion. Please also summarize for us the basis for the Federal Reserve's conclusion, including the key assumptions in their analysis. Finally, tell us the factors considered in AIG's recent decision to use stock units reflecting the value

of its common stock for 2009 stock salary grants, in light of the conclusion regarding the value of AIG's common stock.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660, Joel Parker, Accounting Branch Chief, at (202) 551-3651, Sebastian Gomez, Staff Attorney, at (202) 551-3578, or Jeffrey Riedler, Assistant Director, at (202) 551-3715 if you have any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant